Filed Pursuant to Rule 433

Registration Statement Nos. 333-110203 and 333-110203-03

March 9, 2007

PRICING TERM SHEET

Issuer:	BP Capital Markets p.l.c. (“BP Capital U.K.”)

Guarantor:	BP p.l.c. (“BP”)

Title:	4 7/8% Guaranteed Notes due 2010 (the “Notes”)

Total principal amount being issued:	$500,000,000

Issuance date:	March 15, 2007

Guarantee:	Payment of the principal of and interest on the Notes is fully guaranteed by BP.

Maturity Date:	March 15, 2010

Day Count:	Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Interest rate:	4 7/8% per annum

Date interest starts accruing:	March 15, 2007

Interest Payment Dates:	Each September 15 and March 15, commencing September 15, 2007

First Interest Payment Date:	September 15, 2007

Treasury benchmark:	4.75% due February 2010

US treasury yield:	4.588%

Spread to treasury:	T+33 bp

Re-offer yield:	4.918%

Ranking:	The Notes are unsecured and will rank equally with all of BP Capital U.K.’s other unsecured and unsubordinated indebtedness.

Payment of Additional Amounts:	None payable under current law.

Listing:	Application will be made to list the Notes on the New York Stock Exchange though neither BP Capital U.K. nor BP can guarantee such listing will be obtained.

Redemption:	The Notes are not redeemable, except for optional tax redemption that will apply in respect of changes in tax treatments occurring after March 15, 2007.

Sinking fund:	There is no sinking fund.

Further issuances:	BP Capital U.K. may, at its sole option, at any time and without the consent of the then existing note holders issue additional Notes in one or more transactions subsequent to the date of the related prospectus supplement dated March 9, 2007 with terms (other than the issuance date, issue price and, possibly, the first interest payment date) identical to the Notes issued hereby. These additional Notes will be deemed part of the same series as the Notes offered hereby and will provide the holders of these additional Notes the right to vote together with holders of the Notes issued hereby.

Public offering price:	Per Note: 99.881% Total: $499,405,000

Proceeds, before expenses, to us:	Per Note: 99.881%; Total: $499,405,000

Underwriters:	HSBC Securities (USA) Inc. ($166,666,000)
Lehman Brothers Inc. ($166,667,000)
UBS Securities LLC ($166,667,000)

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, Lehman Brothers toll-free at 1-888-603-5847 or UBS Investment Bank, Fixed Income Syndicate toll-free at 1-888-722-9555 ext. 1088.